November 1, 2018

Louis J. Resweber
Chief Executive Officer
Gulf West Security Network, Inc.
2618 San Miguel, Suite 203
Newport Beach, CA 92660

       Re: Gulf West Security Network, Inc.
           Current Report on Form 8-K
           Filed October 9, 2018
           File No. 000-55805

Dear Mr. Resweber:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Current Report on Form 8-K filed October 9, 2018

General

1. It appears that the company may have been a shell company under Rule 12b-2 of the
      Exchange Act prior to the consummation of a reverse acquisition with LJR Security
      Services Inc. on October 5, 2018. In this regard, we note that the company had minimal assets and no revenues for several years prior to the current transaction. Please revise to provide the Form 10 information required under Item 5.01(a)(8) of Form 8-K, or tell us why the company should not be deemed a shell as indicated above.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Louis J. Resweber
Gulf West Security Network, Inc.
November 1, 2018
Page 2

       You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-
3436 or Paul Fischer, Attorney Advisor, at (202) 551-3415 with any other questions.



                                                          Sincerely,
FirstName LastNameLouis J. Resweber
                                                          Division of
Corporation Finance
Comapany NameGulf West Security Network, Inc.
                                                          Office of
Telecommunications
November 1, 2018 Page 2
cc:       John D. Thomas
FirstName LastName